Prospectus	Filed Pursuant to Rule 424(b)(3) Registration No. 333-124638

ATS Corporation

42,000,000 shares of common stock

This prospectus relates to 42,000,000 shares of our common stock, par value $0.0001 per share, which are issuable upon the exercise of warrants originally issued in our initial public offering pursuant to a prospectus dated October 19, 2005. In order to obtain the shares, the holders of the warrants must pay an exercise price of $5.00 per share. We will receive proceeds from the exercise of the warrants but not from the sale of the underlying common stock.

We engaged CRT Capital Group LLC, on a non-exclusive basis, as our agent for the solicitation of the exercise of the warrants, at the time of our initial public offering. We have agreed to pay CRT Capital Group LLC a commission equal to 2% of the exercise price for each warrant exercised more than one year after the date of the prospectus (October 19, 2005) if the exercise was solicited by the underwriter.

Our shares of common stock are currently traded on the OTC Bulletin Board under the symbol “ATCT.”  On May 21, 2007, the closing sale price of our common stock was $3.79 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 5 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

May 25, 2007

PROSPECTUS SUMMARY

The Company

We were formed as a blank check company to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the federal services and defense industries. On October 25, 2005, we completed an initial public offering of our securities.

On April 19, 2006, we entered into a stock purchase agreement to acquire Advanced Technology Systems, Inc. and its subsidiaries, or ATS, which provide systems integration and application development, information technology infrastructure management and strategic information technology consulting services primarily to U.S. federal government agencies.

On January 12, 2007, our stockholders voted to approve the acquisition of ATS. Holders of 2,906,355 shares issued in our initial public offering elected to convert their shares into cash.

On January 16, 2007, we completed the acquisition of ATS. In connection with the acquisition, we paid the ATS shareholders (1) $84.0 million in cash, reduced by a working capital adjustment, the repayment of outstanding indebtedness of ATS and its subsidiaries and certain escrow provisions described below, and (2) 173,913 shares of our common stock. As described in the definitive proxy statement (Securities and Exchange Commission File No. 000-51552) dated December 11, 2006 (the “Definitive Proxy Statement”) at pages 67-70, the cash payable at closing was subject to a working capital adjustment, and a portion of such cash ($8,950,000) was deposited in certain escrow accounts. In addition, as described in the Definitive Proxy Statement, there were earn out opportunities that could increase the purchase price payable to the shareholders of ATS. These earn out opportunities had two components, each dependent on ATS achieving certain levels of trailing 12-month adjusted EBITDA, as defined in the stock purchase agreement. One component of the earn out, up to an aggregate of $15.0 million, was dependent on ATS achieving certain levels of adjusted EBITDA during the trailing 12-month periods ending October 31, 2006 and April 30, 2007. The second component of the earn out, up to an aggregate of $24.0 million, was dependent on the award of a large U.S. Air Force contract that ATS had bid on, which ATS was notified on March 26, 2007 that it did not receive.

The cash portion of the payments made in the acquisition was financed entirely through the use of cash raised in our initial public offering and held in a trust fund prior to the closing of the acquisition. We will use the balance of the net proceeds of the initial public offering for (1) financing transaction costs associated with the acquisition, (2) funding payments to stockholders who voted against the acquisition and perfected their right to covert their shares of common stock into their pro rata share of the trust fund, (3) funding the common stock and warrant repurchase program announced on January 16, 2007, and (4) working capital and general corporate purposes.

In connection with the approval of the acquisition of ATS, our stockholders (1) adopted an amendment and restatement of our amended and restated certificate of incorporation (the “Amended Certificate of Incorporation”) to (a) change the Company’s name from “Federal Services Acquisition Corporation” to “ATS Corporation,” and (b) remove certain provisions applicable to us only prior to our completion of the acquisition; (2) approved our 2006 Omnibus Incentive Plan; and (3) elected Dr. Edward H. Bersoff to our board of directors for a term expiring in 2009.

In addition, on March 1, 2007, we acquired all of the outstanding capital stock of Reliable Integration Services, Inc. (“RISI”), a network systems integrator provider serving U.S. government defense and civilian agencies for $1.3 million in the form of cash, promissory notes and the assumption of debt, plus 46,296 shares of our common stock.

A summary of our business and operations is included in our Annual Report on Form 10-K for the year ended December 31, 2006.

The Offering

Securities offered	42,000,000 shares of common stock, underlying warrants with an exercise price of $5.00 per share. The warrants expire on October 19, 2009.
Common Stock:
Number outstanding before this offering	18,127,454
Number to be outstanding after this offering	60,127,454, assuming the exercise of all of the warrants
Offering proceeds

Assuming the exercise of all the warrants, we will receive gross proceeds of $210,000,000. We intend to use the proceeds from the exercise of the warrants for working capital, operating expenses and other general corporate purposes.

OTC Bulletin Board Symbol	ATCT

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can be identified by the use of forward-looking terminology, including the words “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should,” or, in each case, their negative or other variations or comparable terminology. These statements are based on management’s current expectations, but actual results may differ materially due to various factors, including, but not limited to:

•       risks related to the government contracting industry, including possible changes in government spending priorities;

•       risks related to our business, including its dependence on contracts with U.S. Federal Government agencies and departments and continued good relations, and being successful in competitive bidding, with those customers;

•       uncertainties as to whether revenues corresponding to our contract backlog will actually be received;

•       risks related to the implementation of our strategic plan, including the ability to make acquisitions and the performance and future integration of acquired businesses; and

•       other risks and uncertainties disclosed in our previous filings with the Securities and Exchange Commission.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and developments in the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and developments in the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. The forward-looking statements included herein speak only as of the date of this prospectus and are qualified in their entirety by the cautionary statements contained in or referred to in this section. We assume no obligation to update any forward-looking statements, other than as may be required by applicable laws.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this document, before you decide whether to invest in our securities.

Risks Associated with the Acquisition of ATS and Follow-on Acquisitions

Certain of our key personnel who joined us as a result of the acquisition of ATSI may be unfamiliar with the requirements of operating a public company, which may adversely affect our operations, including significantly reducing our revenues and net income, if any.

Upon completion of the acquisition, our former Chairman and Chief Executive Officer, Joel R. Jacks, and our former President, Treasurer and Secretary, Peter M. Schulte, resigned as officers but remain members of our board of directors. Dr. Edward H. Bersoff became our Chairman, President and Chief Executive Officer and Stuart R. Lloyd became our Executive Vice President and Chief Financial Officer. Mr. Lloyd has subsequently resigned from his position, effective May 31, 2007, and Ms. Pamela Little, our Vice President of Finance, will become our new Chief Financial Officer effective June 1, 2007. Leon C. Perry continues with ATSI as the Senior Vice President and Director of Corporate Development. Dr. Bersoff has significant public company experience. The members of the management of ATSI who remain with us do not have such experience and are unfamiliar with the requirements of operating a public company under U.S. securities laws, which could cause us to expend time and resources helping them become familiar with such laws. This could be expensive and time-consuming and could lead to various regulatory issues that may adversely affect our operations, including significantly reducing our revenues and net income, if any.

Our stockholders are dependent on a single business.

As a result of the acquisition, our stockholders are predominately dependent upon the performance of ATSI and its business, as well as other acquired businesses such as RISI . ATSI will remain subject to a number of risks, including those that relate generally to the federal services industry. See “Risks Related to Our Business and Operations.”

If the acquisition’s benefits do not meet the expectations of financial or industry analysts, the market price of our common stock may decline.

The market price of our common stock may decline as a result of the acquisition if:

•       we do not achieve the perceived benefits of the acquisition as rapidly as, or to the extent anticipated by, financial or industry analysts; or

•       the effect of the acquisition on our financial results is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of a decreasing stock price.

Members of our board of directors may have conflicts of interest that could hinder our ability to make acquisitions.

One of our growth strategies is to make selective acquisitions of complementary businesses. Two of our directors, Messrs. Jacks and Schulte, are principals of CM Equity Partners, a sponsor of private equity funds. Some of these funds are focused on investments in, among other things, businesses in the federal services sector. Messrs. Jacks and Schulte also serve on the boards of a number of CM Equity Partners portfolio companies and, with Dr. Bersoff, are members of the board of directors of ICF International, Inc., a diversified federal services business that plans to grow in part through acquisitions. It is possible that CM Equity Partners and related funds and portfolio companies and ICF International, Inc. could be interested in acquiring businesses that we would also be interested in, and that these relationships could hinder our ability to carry out our acquisition strategy.

We may not have sufficient financial resources to carry out our acquisition strategy; we may need to use our stock to fund acquisitions to a greater extent than we originally intended.

Following our acquisition of ATSI in January 2007, we announced a common stock and warrant repurchase program. As a result of that program, through March 31, 2007 we utilized approximately $13.5 million in cash to purchase 2,811,400 shares of our common stock at an average price of $4.80 per share. The Company also repurchased 2,625,000 shares of its common stock from the founders at $0.0011 per share, as well as repurchased 2,906,355 shares at an average price of $5.77 per share, representing shares of those shareholders who voted against the acquisition of ATSI and requested that their shares be redeemed at the then per share trust value. Both the founders repurchase program and the acquisition-related repurchase program were announced and completed in January 2007. These stock repurchases significantly reduced the amount of cash available to fund acquisitions. As a result, we may have to incur more debt, or issue more common stock or other equity securities, than would otherwise have been necessary in connection with acquisitions, and we may not have sufficient financial resources to carry out our acquisition strategy to the extent we had initially planned.

If third parties bring claims against us or if ATSI has breached any of its representations, warranties or covenants set forth in the stock purchase agreement governing the acquisition of ATSI, we may not be adequately indemnified for any losses arising therefrom.

Although the stock purchase agreement governing the acquisition of ATSI provides that the ATSI shareholders will indemnify us for losses arising from a breach of the representations, warranties and covenants by ATSI set forth in the stock purchase agreement, such indemnification is limited, in general terms, to an aggregate amount of $8.95 million (with a deductible of $375,000). In addition, with some exceptions, the survival period for claims under the stock purchase agreement is limited to the period ending April 30, 2008. We will be prevented from seeking indemnification for most claims above the aggregate threshold or arising after the applicable survival period.

Risks Related to Our Business and Operations

The loss or impairment of ATSI’s relationship with the U.S. government and its agencies could adversely affect our business.

ATSI derived approximately 96% of its total revenue in fiscal 2006 from contracts with the U.S. government and government-sponsored enterprises. We expect that U.S. government contracts will continue to be a significant source of revenue for the foreseeable future. If ATSI or any of its partners is suspended or prohibited from contracting with the U.S. government generally or any agency or related entity, if ATSI’s reputation or relationship with government agencies is impaired, or if the U.S. government or any agency or related entity ceased doing business with them or significantly decreases the amount of business it does with them, our business, prospects, financial condition and operating results could be significantly impaired.

Changes by the U.S. government in its spending priorities may cause a reduction in the demand for the products or services that we may ultimately offer, which could adversely affect our business.

Changes in the U.S. government budgetary priorities could directly affect our financial performance. Government expenditures tend to fluctuate based on a variety of political, economic and social factors. A significant decline in government expenditures, or a shift of expenditures away from programs we support, or a change in U.S. government contracting policies causing its agencies to reduce their expenditures under contracts, to exercise their right to terminate contracts at any time without penalty, not to exercise options to renew contracts or to delay or not enter into new contracts, could adversely affect our business, prospects, financial condition or operating results.

We are required to comply with complex procurement laws and regulations, and the cost of compliance with these laws and regulations and penalties and sanctions for any non-compliance could adversely affect our business.

We are required to comply with laws and regulations relating to the administration and performance of U.S. government contracts, which affect how we do business with our customers and impose added costs on our business. If a government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with U.S. government agencies, any of which could materially adversely affect our business, prospects, financial condition or operating results.

The U.S. government may reform its procurement or other practices in a manner adverse to us.

Because we derive a significant portion of our revenues from contracts with the U.S. government or its agencies, we believe that the success and development of our business will depend on its continued successful participation in federal contracting programs. The U.S. government may reform its procurement practices or adopt new contracting rules and regulations, including cost-accounting standards, that could be costly to satisfy or that could impair our ability to obtain new contracts. It also could adopt new contracting methods to General Services Administration, or GSA, or other government-wide contracts, or adopt new standards for contract awards intended to achieve certain socio-economic or other policy objectives, such as establishing new set-aside programs for small or minority-owned businesses. In addition, the U.S. government may face restrictions from new legislation or regulations, as well as pressure from government employees and their unions, on the nature and amount of services the U.S. government may obtain from private contractors. These changes could impair our ability to obtain new contracts. Any new contracting methods could be costly or administratively difficult for us to implement and, as a result, could harm our operating results.

Government contracts are usually awarded through a competitive bidding process that entails risks not present in other circumstances.

A significant portion of our contracts and task orders with the U.S. government is awarded through a competitive bidding process. We expect that much of the business we seek in the foreseeable future will continue to be awarded through competitive bidding. Budgetary pressures and changes in the procurement process have caused many government clients to increasingly purchase goods and services through indefinite delivery/indefinite quantity, or ID/IQ, contracts, GSA schedule contracts and other government-wide acquisition contracts, or GWACs. These contracts, some of which are awarded to multiple contractors, have increased competition and pricing pressure, requiring us to make sustained post-award efforts to realize revenue under each such contract. Competitive bidding presents a number of risks, including without limitation:

•       the need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;

•       the substantial cost and managerial time and effort that we may spend to prepare bids and proposals for contracts that may not be awarded to us;

•       the need to estimate accurately the resources and cost structure that will be required to service any contract we award; and

•       the expense and delay that may arise if our or our partners’ competitors protest or challenge contract awards made to us or our partners pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in the termination, reduction or modification of the awarded contract.

If we are unable to consistently win new contract awards over any extended period, our business and prospects will be adversely affected, and that could cause our actual results to be adversely affected. In addition, upon the expiration of a contract, if the client requires further services of the type provided by the contract, there is frequently a competitive rebidding process. There can be no assurance that we will win any particular bid, or that we will be able to replace business lost upon expiration or completion of a contract, and the termination or non-renewal of any of our significant contracts could cause our actual results to be adversely affected.

Restrictions on or other changes to the U.S. government’s use of service contracts may harm our operating results.

We derive a significant amount of our revenue from service contracts with the U.S. government. The U.S. government may face restrictions from new legislation, regulations or government union pressures, on the nature and amount of services the government may obtain from private contractors. Any reduction in the government’s use of private contractors to provide federal services would adversely impact our business.

Our contracts with the U.S. government and its agencies are subject to audits and cost adjustments.

U.S. government agencies, including the Defense Contract Audit Agency, or the DCAA, routinely audit and investigate government contracts and government contractors’ incurred costs, administrative processes and systems. These agencies review our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards. They also review our compliance with government regulations and policies and the adequacy of our internal control systems and policies, including our purchase, property, estimation, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, and any such costs already reimbursed must be refunded. Moreover, if any of the administrative processes and systems are found not to comply with requirements, we may be subjected to increased government scrutiny and approval that could delay or otherwise adversely affect our ability to compete for or perform contracts. Therefore, an unfavorable outcome by an audit by the DCAA or another government agency could cause actual results to be adversely affected and differ materially from those anticipated. If a government investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or debarment from doing business with the U.S. government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. Each of these results could cause our actual results to be adversely affected.

A portion of our business depends upon obtaining and maintaining required security clearances, and our failure to do so could result in termination of certain of our contracts or cause us to be unable to bid or rebid on certain contracts.

Some U.S. government contracts require our employees to maintain various levels of security clearances, and we may be required to maintain certain facility security clearances complying with U.S. government requirements.

Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances or if such employees who hold security clearances terminate their employment with us, the customer whose work requires cleared employees could terminate the contract or decide not to renew it upon expiration. To the extent we are not able to engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively re-bid on expiring contracts, which could adversely affect our business.

In addition, we expect that some of the contracts on which we bid will require us to demonstrate our ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. A facility security clearance is an administrative determination that a particular facility is eligible for access to classified information or an award of a classified contract. A contractor or prospective contractor must meet certain eligibility requirements before it can be processed for facility security clearance. Contracts may be awarded prior to the issuance of a facility security clearance, and in such cases the contractor is processed for facility security clearance at the appropriate level and must meet the eligibility requirements for access to classified information. Our ability to obtain and maintain facility security clearances has a direct impact on our ability to compete for and perform U.S. government contracts, the performance of which require access to classified information. We do not expect potential acquisitions to endanger our facility clearances. However, to the extent that any acquisition or merger contemplated by us might adversely impact our eligibility for facility security clearance, the U.S. government could revoke our facility security clearance if we are unable to address adequately concerns regarding potential unauthorized access to classified information.

We may not receive the full amounts authorized under the contracts included in our backlog, which could reduce our revenue in future periods.

Our backlog consists of funded backlog, which is based on amounts actually obligated by a client for payment of goods and services, and unfunded backlog, which is based upon management’s estimate of the future potential of our existing contracts and task orders, including options, to generate revenue. Our unfunded backlog may not result in actual revenue in any particular period, or at all, which could cause our actual results to differ materially from those anticipated.

Without additional Congressional appropriations, some of the contracts included in our backlog will remain unfunded which could significantly harm our prospects.

Although many of our U.S. government contracts require performance over a period of years, Congress often appropriates funds for these contracts for only one year at a time. As a result, our contracts typically are only partially funded at any point during their term, and all or some of the work intended to be performed under the contracts will remain unfunded pending subsequent Congressional appropriations and the obligation of additional funds to the contract by the procuring agency. Nevertheless, we estimate our share of the contract values, including values based on the assumed exercise of options relating to these contracts, in calculating the amount of our backlog. Because we may not receive the full amount we expect under a contract, our estimate of our backlog may be inaccurate.

Loss of our GSA contracts or GWACs would impair our ability to attract new business.

We are a prime contractor under several GSA contracts, Blanket Purchase Agreements, and GWAC schedule contracts. Our ability to continue to provide services under these contracts will continue to be important to our business because of the multiple opportunities for new engagements each contract provides. If we were to lose our position as prime contractor on one or more of these contracts, we could lose substantial revenues and our operating results could be adversely affected. Our GSA contracts and other GWACs have an initial term of five or more years, with multiple options exercisable at the government client’s discretion to extend the contract for one or more years. There can be no assurances that government clients will continue to exercise the options remaining on our current contracts, nor can we be assured that future clients will exercise options on any contracts we may receive.

U.S. government contracts often contain provisions that are unfavorable, which could adversely affect our business.

U.S. government contracts contain provisions and are subject to laws and regulations that give the U.S. government rights and remedies not typically found in commercial contracts, including without limitation, allowing the U.S. government to:

•       terminate existing contracts for convenience, as well as for default;

•       establish limitations on future services that can be offered to prospective clients based on conflict of interest regulations;

•       reduce or modify contracts or subcontracts;

•       cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•       decline to exercise an option to renew a multi-year contract;

•       claim intellectual property rights in products provided by us; and

•       suspend or bar us from doing business with the federal government or with a governmental agency.

The markets we compete in are highly competitive, and many of the companies we compete against have substantially greater resources.

The markets in which we operate include a large number of participants and are highly competitive. Many of our competitors may compete more effectively than we can because they are larger, better financed and better known companies than us. In order to stay competitive in our industry, we must also keep pace with changing technologies and client preferences. If we are unable to differentiate our services from those of our competitors, our revenue may be adversely affected. In addition, our competitors have established relationships among themselves or with third parties to increase their ability to address client needs. As a result, new competitors or alliances among competitors may emerge and compete more effectively than we can. There is also a significant industry trend towards consolidation, which may result in the emergence of companies who are better able to compete against us. The results of these competitive pressures could cause our business to be adversely affected.

Our failure to attract and retain qualified employees, including our senior management team, may adversely affect our business.

Our continued success depends to a substantial degree on our ability to recruit and retain the technically skilled personnel we need to serve our clients effectively. Our business involves the development of tailored solutions for our clients, a process that relies heavily upon the expertise and services of employees. Accordingly, our employees are our most valuable resource. Competition for skilled personnel in the information technology services industry is intense, and technology service companies often experience high attrition among their skilled employees. There is a shortage of people capable of filling these positions, and they are likely to remain a limited resource for the foreseeable future. Recruiting and training these personnel requires substantial resources. Our failure to attract and retain technical personnel could increase our costs of performing our contractual obligations, reduce our ability to efficiently satisfy our clients’ needs, limit our ability to win new business and constrain our future growth.

Our future debt will include covenants that restrict our activities and create the risk of defaults, which could impair the value of our stock.

We expect our debt financing arrangements to contain a number of significant covenants that, among other things, restrict our ability to dispose of assets; incur additional indebtedness; make capital expenditures; pay dividends; create liens on assets; enter into leases, investments and acquisitions; engage in mergers and consolidations; engage in certain transactions with affiliates; and otherwise restrict corporate activities (including change of control and asset sale transactions). In addition, our financing arrangements require us to maintain specified financial ratios and comply with financial tests, some of which may become more restrictive over time. The failure to fulfill the requirements of debt covenants, if not cured through performance or an amendment of the financing arrangements, could have the consequences of a default described in the risk factor below. There is no assurance that we will be able to fulfill our debt covenants, maintain these ratios, or comply with these financial tests in the future, nor is there any assurance that we will not be in default under our financial arrangements in the future.

A default under our debt could lead to a bankruptcy or other financial restructuring that would significantly adversely affect the value of our stock.

In the event of a default under our financing arrangements, the lenders could, among other things, (i) declare all amounts borrowed to be due and payable, together with accrued and unpaid interest, (ii) terminate their commitments to make further loans, and (iii) proceed against the collateral securing the obligations owed to them. Our senior debt is secured by substantially all of our assets. Defaults under additional indebtedness we incur in the future could have these and other effects. Any such default could have a significant adverse effect on the value of our stock.

A default under our debt could lead to the bankruptcy, insolvency, financial restructuring or liquidation. In any such event, our stockholders would be entitled to share ratably in our assets available for distribution only after the payment in full to the holders of all of our debt and other liabilities. There can be no assurance that, in any such bankruptcy, insolvency, financial restructuring or liquidation, stockholders would receive any distribution whatsoever.

If we are unable to fund our capital expenditures, we may not be able to continue to develop new offerings and services, which would have a material adverse effect on our business.

In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets for future offerings may be limited by our financial condition at the time of any such offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to develop new offerings and services and could have a material adverse effect on our business, results of operations and financial condition.

Future acquisitions by us could subject us to additional business, operating and industry risks, the impact of which cannot presently be evaluated, and could adversely impact our capital structure.

We plan to pursue other acquisition opportunities in an effort to take advantage of the platform that ATSI constitutes. We are not limited to any particular industry or type of business that we may acquire. Accordingly, there is no current basis to evaluate the possible merits or risks of the particular business or assets that we may acquire, or of the industry in which such business operates. In addition, the financing of any acquisition completed by us could adversely impact our capital structure as any such financing would likely include the issuance of additional equity securities and/or the borrowing of additional funds.

We may be unable to protect or enforce our intellectual property rights.

The protection of our trade secrets, proprietary know-how, technological innovations, other proprietary information and other intellectual property protections in the U.S. and other countries may be critical to our success. We may rely on a combination of copyright, trademark, trade secret laws and contractual restrictions to protect any proprietary technology or other rights we may have or acquire. Despite our efforts, we may not be able to prevent misappropriation of those proprietary rights or deter independent development of technologies that compete with us. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. It is also possible that third parties may claim we have infringed their patent, trademark, copyright or other proprietary rights. Claims or litigation, with or without merit, could result in substantial costs and diversions of resources, either of which could have a material adverse effect on our competitive position and business.

We may be harmed by intellectual property infringement claims.

We may become subject to claims from our employees and third parties who assert that intellectual property that we use in delivering services and business solutions to our clients infringe upon intellectual property rights of such employees or third parties. Our employees develop much of the intellectual property that we use to provide our services and business solutions to our clients, but we also license technology from other vendors. If our vendors, employees, or third parties assert claims that we or our clients are infringing on their intellectual property, we could incur substantial costs to defend those claims. In addition, if any of these infringement claims is ultimately successful, we could be required to:

•       cease selling and using products and services that incorporate the challenged intellectual property;

•       obtain a license or additional licenses from our vendors or other third parties; and

•       redesign our products and services that rely on the challenged intellectual property.

Any of these outcomes could further adversely affect our operating results.

Our quarterly revenue, operating results and profitability could be volatile.

Our quarterly revenue, operating results and profitability may fluctuate significantly and unpredictably in the future.

Factors which may contribute to the volatility of quarterly revenue, operating results or profitability include:

•       fluctuations in revenue earned on contracts;

•       commencement, completion, and termination of contracts during any particular quarter;

•       variable purchasing patterns under GSA Schedule contracts, and agency-specific ID/IQ contracts;

•       additions and departures of key personnel;

•       changes in our staff utilization rates;

•       timing of significant costs, investments and/or receipt of incentive fees;

•       strategic decisions by us and our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments, and changes in business strategy;

•       contract mix and the extent of use of subcontractors;

•       changes in policy and budgetary measures that adversely affect government contracts; and

•       any seasonality of our business.

Therefore, period-to-period comparisons of our operating results may not be a good indicator of our future performance. Our quarterly operating results may not meet the expectations of securities analysts or investors, which in turn may have an adverse affect on the market price of our common stock.

Furthermore, reductions in revenue in a particular quarter could lead to lower profitability in that quarter because a relatively large amount of our expenses are fixed in the short-term. We may incur significant operating expenses during the start-up and early stages of large contracts and may not receive corresponding payments or revenue in that same quarter. We may also incur significant or unanticipated expenses or both when contracts expire, are terminated, or are not renewed. In addition, payments due to us from government agencies and departments may be delayed due to billing cycles, as a result of failures of governmental budgets to gain Congressional and administration approval in a timely manner, and for other reasons.

If subcontractors on our prime contracts are able to secure positions as prime contractors, we may lose revenue.

For each of the past several years, as the GSA Schedule contracts have increasingly been used as contract vehicles, we have received substantial revenue from government clients relating to work performed by other firms acting as subcontractors to us. In some cases, companies that have not held GSA Schedule contracts have approached us in our capacity as a prime contractor, seeking to perform services as our subcontractor for a government client. Some of the providers that are currently acting as subcontractors to us may in the future secure positions as prime contractors upon renewal of a GSA Schedule contract. If one or more of our current subcontractors is awarded prime contractor status in the future, it could reduce or eliminate our revenue for the work they were performing as subcontractors to us. Revenue derived from work performed by ATSI’s subcontractors for fiscal years 2004, 2005 and 2006 represented 21%, 28% and 26% of our gross revenue, respectively.

If our subcontractors fail to perform their contractual obligations, our performance as a prime contractor and our ability to obtain future business could be materially and adversely impacted.

Our performance of government contracts may involve the issuance of subcontracts to other companies upon which we rely to perform all or a portion of the work. We are obligated to deliver to our clients. A failure by one or more of our subcontractors to satisfactorily deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services may materially and adversely affect our ability to perform our obligations as a prime contractor.

In extreme cases, a subcontractor’s performance deficiency could result in the government terminating our contract for default. A default termination could expose us to liability for excess costs of reprocurement by the government and have a material adverse effect on our ability to compete for future contracts and task orders.

We sometimes incur costs before a contract is executed or appropriately modified. To the extent a suitable contract or modification is not later signed and these costs are not reimbursed, our revenues and profits will be reduced.

When circumstances warrant, we sometimes incur expenses and perform work without a signed contract or appropriate modification to an existing contract to cover such expenses or work. When we do so, we are working “at-risk,” and there is a chance that the subsequent contract or modification will not ensue, or if it does, that it will not allow us to be paid for the expenses already incurred or work already performed or both. In such cases, we have generally been successful in obtaining the required contract or modification, but any failure to do so in the future could adversely affect operating results.

If we are unable to manage our growth, our business may be adversely affected.

Sustaining our growth may place significant demands on our management, as well as on our administrative, operational and financial resources. If we sustain significant growth, we must improve our operational, financial and management information systems and expand, motivate and manage our workforce. If we are unable to do so, or if new systems that we implement to assist in managing any future growth do not produce the expected benefits, our business, prospects, financial condition or operating results could be adversely affected.

Risks Related to Our Capital Structure and Our Warrants

Because we do not currently intend to pay dividends on our common stock, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never declared nor paid any cash dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operations and expansion of our business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend on factors our board of directors deems relevant, including, among others, our results of operations, financial condition and cash requirements, business prospects, and the terms of our credit facilities and other financing arrangements. It is likely that the debt financing arrangements we put into place will prohibit us from declaring or paying dividends without the consent of our lenders. Accordingly, realization of a gain on stockholders’ investments will depend on the appreciation of the price of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders purchased their shares.

The significant number of our outstanding warrants may place a ceiling on, or otherwise adversely affect, the value of our common stock.

We currently have outstanding warrants to purchase 42,000,000 shares of our common stock at an exercise price of $5.00 per share, and 18,127,454 outstanding shares of common stock. Our warrants represent a very significant market overhang that may limit the value of our common stock, at least in the near term and unless and until we can substantially grow our business. This situation may cause us to consider alternative means of reducing the warrant overhang. Certain of these means could dilute our outstanding common stock or otherwise adversely affect its market value.

If certain stockholders exercise their registration rights, it may have an adverse effect on the market price of our common stock.

Our initial stockholders are entitled to demand that we register the resale of their shares of common stock in certain circumstances. If our initial stockholders exercise their registration rights with respect to all of their shares of common stock purchased prior to our public offering, then there will be an additional 2,625,000 shares of common stock eligible for trading in the public market. We have also granted registration rights to former shareholders of ATSI, who received 173,913 shares of our common stock upon the closing of the ATSI acquisition. We also granted registration rights with respect to 46,296 shares of common stock in connection with our March 1, 2007 acquisition of RISI and may also do so in connection with future acquisitions. The presence of this additional number of shares of common stock eligible for trading in the public market may have an adverse effect on the market price of our common stock.

If we are unable to maintain a current prospectus relating to the common stock underlying our warrants, our warrants may be worthless.

We will not be obligated to issue shares of common stock upon the exercise of our warrants unless, at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrant is current and such common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us, we have agreed to use our reasonable best efforts to maintain a current prospectus relating to the common stock issuable upon exercise of our warrants until the expiration of our warrants. However, we cannot assure warrant holders that we will be able to do so. If the prospectus relating to the common stock issuable upon exercise of the warrants is not current, or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, our warrants may not be exercisable before they expire. The warrant agreement is silent as to the consequences of such circumstances. Thus, our warrants may be deprived of any value, the market for our warrants may be limited or non-existent and the warrants may expire worthless.

The warrant agreement governing our warrants permits us to redeem the warrants and it is possible that we could redeem the warrants at a time when a prospectus has not been current, resulting in the warrant holder receiving less than fair value of the warrant or the underlying common stock.

Under section 6 of the warrant agreement governing our outstanding warrants, we have the right to redeem outstanding warrants, at any time prior to their expiration, at the price of $0.01 per warrant, provided that the last sales price of our common stock has been at least $8.50 per share on each of 20 trading days within any 30 trading day period ending on the third business day prior to the date on which notice of redemption is given. Section 6 of the warrant agreement does not require, as a condition to giving notice of redemption, that we have in effect—during either the redemption measurement period or at the date of notice of redemption—a current prospectus relating to the common stock issuable upon exercise of our warrants. Thus, it is possible that we could issue a notice of redemption of the warrants following a time when holders of our warrants have been unable to exercise their warrants and thereafter immediately resell the underlying common stock under a current prospectus. Under such circumstances, rather than face redemption at a nominal price per warrant, warrant holders could be forced to sell the warrants or the underlying common stock for less than fair value.

Our securities are quoted on the Over-the-Counter Bulletin Board, which may limit the liquidity and price of our securities more than if our securities were listed on the Nasdaq market.

Our securities are quoted on the Over-the-Counter Bulletin Board, a NASD-sponsored and operated inter-dealer automated quotation system for equity securities not included in the Nasdaq market. Quotation of our securities on the Over-the-Counter Bulletin Board will limit the liquidity and price of our securities more than if our securities were quoted or listed on Nasdaq. Although we intend to apply for listing of our common stock on Nasdaq, we cannot assure you that we will satisfy the applicable listing requirements.

Risks Associated with Limited Experience as a Public Company

ATSI has never operated as a public company. Fulfilling our obligations incident to being a public company following acquiring ATSI will be expensive and time consuming.

We have maintained limited disclosure controls and procedures and internal control over financial reporting as required under the federal securities laws with respect to our limited activities prior to the acquisition, but we have not been required to maintain and establish such disclosure controls and procedures and internal controls as are required with respect to the business of ATSI following the acquisition. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, or SEC, as well as the rules of Nasdaq, we will need to implement additional internal and disclosure control procedures and corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations will require significant management time, place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems, and increase our insurance, legal and financial compliance costs. We may also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to document and test our internal controls over financial reporting for fiscal 2006 and beyond and required an independent registered public accounting firm to report on our assessment as to the effectiveness of these controls. Our assessment, and that of our accounting firm, is that our internal controls over financial reporting need improvement. Failure to remedy these deficiencies could affect our future operations and our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to document and test the effectiveness of our internal controls over financial reporting in accordance with an established internal control framework and to report on our conclusion as to the effectiveness of our internal controls. It also required an independent registered public accounting firm to test our internal controls over financial reporting and report on the effectiveness of such controls for as of fiscal year ended December 31, 2006. Our independent registered public accounting firm was also required to express an opinion of our assessment. Our independent registered public accounting firm’s report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 expressed an adverse opinion because of the existence of material weaknesses.

Through December 31, 2006 and into January 2007 we had no operations, no full-time personnel and very few personnel of any kind. Our activities from inception in late 2005 and into 2006 were focused on completing our initial public offering, identifying acquisition candidates and then completing the acquisition of ATSI. Most of the proceeds of our initial public offering were deposited and held in trust until the completion of the acquisition of ATSI. As a result of these factors, we had neither the resources, nor the personnel, to have in place adequate internal control. The material weaknesses in our internal control over financial reporting relate primarily to our inability to segregate duties and lack of documentation of the policies and procedures.

With the completion of the acquisition of ATSI in January 2007 we have additional personnel, access to financial and internal control systems, and actual operations. We plan to address the internal control deficiencies summarized above in this context beginning in the first quarter of 2007, with the goal of eliminating such deficiencies by the end of 2007. In addition, the acquisition of ATSI will require the development of more robust disclosure controls and procedures, which we also expect to develop during 2007.

It was determined during the audit of ATSI’s fiscal year ended October 31, 2006, that ATSI had material weaknesses in its internal control. ATSI did not have in place policies or controls that required the accounting and finance department to review and evaluate contracts that were at risk to determine the proper revenue recognition. In addition, ATSI did not have a process in place to review the collectibility of its accounts receivable on a regular basis. Subsequent to the acquisition of ATSI by the Company, procedures have been put in place to address these two issues and to monitor them on a regular basis.

We cannot be certain that any remedial measures we take will ensure that we implement and maintain adequate internal controls over our financial processes and reporting in the future. Any failure to implement required new and improved controls, or difficulties encountered in their implementation could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting, or if our independent auditors are unable to provide us with an unqualified report regarding the effectiveness of our internal controls over financial reporting as of December 31, 2007 and in future periods, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the SEC, Nasdaq or other regulatory authorities.

USE OF PROCEEDS

Assuming the exercise of all the warrants, we will receive gross proceeds of $210,000,000. We intend to use the proceeds from the exercise of the warrants for working capital, operating expenses and other general corporate purposes, including possible acquisitions. There is no assurance that the holders of the warrants will elect to exercise any or all of the warrants.

DETERMINATION OF OFFERING PRICE

The offering price of the shares of common stock offered hereby is determined by reference to the exercise price of the warrants. The exercise price of the warrants is $5.00 per share and was determined at the time of the initial public offering.

PLAN OF DISTRIBUTION

Pursuant to the terms of the warrants, the shares of common stock will be distributed to those warrant holders who surrender the certificates representing the warrants and provide payment of the exercise price through their brokers to our warrant agent, Continental Stock Transfer & Trust Company. We do not know if or when the warrants will be exercised. We also do not know whether any of the shares acquired upon exercise will be sold.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”):

•       our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•       our Annual Report on Form 10-K for the fiscal period ended December 31, 2006;

•       our Current Reports on Form 8-K and 8-K/A dated January 9, 2007, January 12, 2007, January 16, 2007, January 19, 2007, January 25, 2007, February 7, 2007, March 14, 2007, March 21, 2007, March 28, 2007, April 24, 2007, April 30, 2007, May 7, 2007, May 11, 2007 and May 22, 2007;

•       the description of our common stock contained in our Form 8-A filed September 30, 2005;

•       our Definitive Proxy Statements filed December 11, 2006 and April 30, 2007; and

•       all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering of securities.

Potential investors may obtain a copy of any of the agreements summarized herein (subject to certain restrictions because of the confidential nature of the subject matter) or any of our SEC filings without charge by written or oral request directed to ATS Corporation, 7915 Jones Branch Drive, McLean, Virginia 22102, Attention:  Chief Financial Officer, telephone: (703) 506-0088.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information.

We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement filed with the SEC. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy the documents we file with the SEC at the SEC’s public reference room at 100 F Street, NE in Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings, including reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, are also available to the public at no cost from the SEC’s website at http://www.sec.gov.

We also maintain an internet website at http://www.atsva.com. We make available our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, and other information related to us, free of charge, on this site as soon as reasonably practicable after we electronically file those documents with, or otherwise furnish them to, the Securities and Exchange Commission. Our internet website and the information contained therein or connected thereto are not intended to be incorporated into this registration statement.

LEGAL MATTERS

The validity of the securities offered in this prospectus was passed upon for us by Squire, Sanders & Dempsey L.L.P., Tysons Corner, Virginia.

EXPERTS

The consolidated balance sheets of Advanced Technology Systems, Inc. as of October 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended October 31, 2006 are incorporated by reference in this prospectus and have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in its report, appearing in Exhibit 99.1 in the Annual Report on Form 10-K of ATS Corporation for the year ended December 31, 2006, and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of ATS Corporation (formerly Federal Service Acquisition Corporation) as of December 31, 2006 and 2005 and the related statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2006 and for the periods from April 12, 2005 (date of inception) through December 31, 2006 and 2005 incorporated by reference in this prospectus have been audited by Eisner LLP, independent registered public accounting firm, which included an adverse opinion on the effectiveness of our internal control over financial reporting because of the existence of material weaknesses, as set forth in the Annual Report on Form 10-K for the fiscal period ended December 31, 2006 and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ATS CORPORATION

42,000,000 Shares of Common Stock

Prospectus

May 25, 2007